FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated August 28, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

AGRICULTURAL OPERATIONS ESTIMATES CROP 2019/2020

A BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), leader in Brazil in the acquisition, development and sale of rural properties with high potential for appreciation, informs its shareholders and the market in general its final analysis on estimates of the agricultural operations for the 2019/2020 harvest year.

Planted area per culture (hectare)

Productivity per culture (tons)

Costs

Soybean

Soybean production for the 2019/2020 harvest was 3,109 kg/ha, 1% higher than the initial estimate.

In Brazil, soybean production surpassed the initial estimate by 3.9% and was 10.4% higher than the previous harvest. In Paraguay, the negative variation of 68.5% in relation to the initial estimate was due to losses caused by climate, but it is important to note that 75.0% of the financial loss will be offset by the Company's agricultural insurance coverage.

Corn

In Brazil, corn production surpassed the initial estimate by 2.8% and was 57.8% higher than the previous harvest. In Paraguay, the negative variation of 55.6% in relation to the initial estimate was due to losses caused by climate, but it is important to note that 24.0% of the financial loss will be offset by the Company's agricultural insurance coverage.

Beans

The Arrojadinho and Rio do Meio farms, acquired as part of the merger with Agrifirma, have relevant areas for bean growing. Due to business conditions, the Company also allocated second harvest areas to Chaparral and Parceria V Farms for such crop.

Production was 22.2% lower than the estimate because we decided to increase Fazenda Parceria V's area by 45% during the planting season. However, during the crop's development, climate factors were below the ideal standards.

Cotton

Climatic conditions in Bahia were unfavorable for the crop during the planting season and therefore we reduced the cotton planting area by 15.0% in relation to the initial estimate.

As of the date of this earnings release, we had harvested 62.6% of the cultivated area and the production is 7.4% higher than estimated.

Sugarcane

We began harvesting sugarcane in April 2020. So far, 712,500 tons of sugarcane was harvested, corresponding to a TCH (harvest tons per hectare) of 90.0.

The Company remains alert to the impacts that the COVID-19 pandemic and the oil crisis may have on sugarcane prices. Until now, the drop in ethanol prices initially caused by the reasons already mentioned has been partially offset by good yields from our production. In view of the price volatility presented, the Company marginally reduced sugarcane area and maintained production estimate for the 2020 harvest. Any substantial changes will be announced in a timely manner.

Cattle Raising

Cattle raising is a transitory activity for the Company, aimed at the transformation of the area. We have 15,100 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 13,721 hectares of already active pasture in Brazil and Paraguay. We reduced our beef production estimate in relation to what was previously announced as the increase in beef prices changed the Company’s initial strategy to purchase calves.

The lower weight gain per day for the 2019/2020 harvest compared to the previous harvest was due to changes in management strategies in each farm in order to improve the margin of this activity.

The Company remains alert to the impacts that the Covid-19 pandemic may have on operations. Any significant changes will be opportunely announced.

São Paulo, August 27, 2020.

Gustavo Javier Lopez

CAO & IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer